Exhibit 99.1

MediWound Names Mr. Tzvi Palash as Chief Operating Officer

Brings Extensive Operational Experience from International Pharmaceutical Companies

YAVNE, Israel, June 30, 2022 -- MediWound Ltd. (Nasdaq: MDWD), a fully-integrated biopharmaceutical company focused on next-generation biotherapeutic solutions for tissue repair and regeneration, today announced the appointment of Mr. Tzvi Palash as Chief Operating Officer (COO). Mr. Palash will be responsible for leading all operational activities at MediWound.

“We are thrilled to welcome Tzvi, a seasoned industry veteran to our team. He brings extensive experience in operations, with a proven track record of successfully executing at critical periods throughout a company’s journey,” said Ofer Gonen, CEO of MediWound. “I am pleased that we have been able to attract such a high caliber executive. I believe he will be a real asset to us as we move forward in the development of EscharEx and resubmission of our NexoBrid BLA. We look forward to his guidance and are certain he will be instrumental in helping us achieve our strategic goals.”

Mr. Tzvi Palash brings over 35 years of experience with notable expertise in commercial operations in the healthcare industry. He joins MediWound from Enlivex, where he leads the design and construction of the new cGMP manufacturing facility. Prior to this, he served as COO at Gamida Cell, where he directed all operational activities towards its rolling Biologics License Application (BLA) submission to the U.S. Food and Drug Administration (FDA) for omidubicel. Mr. Palash was COO at Protalix Biotherapeutics, where he led all operational activities through the company’s FDA approval of Elelyso®. Prior to Protalix, Mr. Palash was a General Manager at ColBar LifeScience, a biomaterial company acquired by Johnson & Johnson, where he led the planning, construction, scale-up and regulatory oversight of its Israel-based manufacturing facility. He also successfully led FDA audits for Evolence® and Ossix® and was a member of the Global Aesthetic Management Team within the Consumer Group of Johnson & Johnson. Earlier in his career, Mr. Palash held operational roles at Teva Pharmaceutical Industries and Interpham Laboratories.

About MediWound Ltd.

MediWound is a biopharmaceutical company that develops, manufactures, and commercializes novel, cost effective, bio-therapeutic solutions for tissue repair and regeneration. Our strategy leverages our enzymatic technology platform, focused on next-generation bioactive therapies for burn care, wound care, and tissue repair.

NexoBrid®, our commercial orphan biological product for non-surgical eschar removal of deep-partial and full-thickness thermal burns, is a bromelain-based biological product containing a sterile mixture of proteolytic enzymes that selectively removes burn eschar within four hours without harming surrounding viable tissue. NexoBrid is currently marketed in the European Union and other international markets and is at registration-stage in the U.S. NexoBrid is supported by the U.S. Biomedical Advanced Research and Development Authority (BARDA).

EscharEx®, our next-generation bioactive topical therapeutic under development in the U.S. for debridement of chronic and hard to heal wounds. EscharEx was well tolerated and has demonstrated safety and efficacy in the debridement of various chronic and other hard-to-heal wounds, within a few daily applications.

MW005, our topical biological drug for the treatment of non-melanoma skin cancers, is a clinical-stage product candidate under development.

Committed to innovation, we are dedicated to improving quality of care and patient lives. For more information, please visit www.mediwound.com.

Cautionary Note Regarding Forward-Looking Statements

MediWound cautions you that all statements other than statements of historical fact included in this press release that address activities, events, or developments that we expect, believe, or anticipate will or may occur in the future are forward-looking statements. Although we believe that we have a reasonable basis for the forward-looking statements contained herein, they are based on current expectations about future events affecting us and are subject to risks, assumptions, uncertainties, and factors, all of which are difficult to predict and many of which are beyond our control. Actual results may differ materially from those expressed or implied by the forward-looking statements in this press release. These statements are often, but are not always, made through the use of words or phrases such as “anticipates,” “intends,” “estimates,” “plans,” “expects,” “continues,” “believe,” “guidance,” “outlook,” “target,” “future,” “potential,” “goals” and similar words or phrases, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions.

Specifically, this press release contains forward-looking statements concerning the anticipated progress, development, study design, expected data timing, objectives anticipated timelines, expectations and commercial potential of our products and product candidates. Among the factors that may cause results to be materially different from those stated herein are the inherent uncertainties associated with the uncertain, lengthy and expensive nature of the product development process; the timing and conduct of our studies of our products and product candidates, including the timing, progress and results of current and future clinical studies, and our research and development programs; the approval of regulatory submission by the European Medicines Agency or by any other regulatory authority, our ability to obtain marketing approval of our products and product candidates in the U.S. or other markets; the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of our products and products; our expectations regarding future growth, including our ability to develop new products; risks related to our contracts with BARDA; market acceptance of our products and product candidates; our ability to maintain adequate protection of our intellectual property; competition risks; the need for additional financing; the impact of government laws and regulations and the impact of the COVID-19 pandemic. For example, we are unable to predict how the pandemic will affect the overall healthcare infrastructure, including the ability to recruit patients, the ability to conduct the studies in medical sites and the pace with which governmental agencies, such as the FDA, will review and approve regulatory submissions. Additional government-imposed quarantines and requirements to “shelter at home” or other incremental mitigation efforts also may impact our ability to source supplies for our operations or our ability or capacity to manufacture, sell and support the use of our products and product candidates in the future.

These and other significant factors are discussed in greater detail in MediWound’s annual report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (“SEC”) on March 17, 2022, Quarterly Reports on Form 6-K and other filings with the SEC from time-to-time. These forward-looking statements reflect MediWound’s current views as of the date hereof and MediWound undertakes, and specifically disclaims, any obligation to update any of these forward-looking statements to reflect a change in their respective views or events or circumstances that occur after the date of this release except as required by law.

Contacts:	Monique Kosse
Boaz Gur-Lavie	Managing Director
Chief Financial Officer	LifeSci Advisors
MediWound Ltd.	212-915-3820
ir@mediwound.com	monique@lifesciadvisors.com